Exhibit 99.1

Press Release

AC Immune and Lilly Announce License and Collaboration Agreement

•	Multi-year agreement focuses on Morphomer tau aggregation inhibitors, for the potential treatment of Alzheimer’s disease and other neurodegenerative diseases.

•	AC Immune to receive an initial upfront payment of CHF80 million and will be eligible for CHF60 million in potential near-term development milestones, up to approximately CHF1.7 billion in other potential development, regulatory and commercial milestones, and low double-digit royalties.

•	Lilly to purchase $50 million note, convertible to equity position in AC Immune.

Lausanne, Switzerland, and Indianapolis, IN, USA, December 12, 2018 – AC Immune SA (NASDAQ: ACIU) and Eli Lilly and Company (NYSE:LLY) today announced that the two companies have signed a license and collaboration agreement to research and develop tau aggregation inhibitor small molecules for the potential treatment of Alzheimer’s disease (AD) and other neurodegenerative diseases. The collaboration combines AC Immune’s proprietary MorphomerTM platform technology with Lilly’s clinical development expertise and commercial capabilities in central nervous system disorders. The collaboration will focus primarily on AC Immune’s lead molecule, ACI-3024, which has demonstrated tau aggregation inhibition in preclinical models.

Under the terms of the agreement, AC Immune will receive an upfront payment of CHF80 million as well $50 million in exchange for a note, convertible to equity at a premium. AC Immune is also eligible to receive CHF60 million in potential near-term development milestones, as well as other potential development, regulatory and commercial milestones up to approximately CHF1.7 billion, and tiered royalty payments in the low double digits.

AC Immune will conduct the initial Phase 1 development of the Morphomer tau aggregation inhibitors, while Lilly will fund and conduct further clinical development. Lilly will receive worldwide commercialization rights for the tau aggregation inhibitors in the area of Alzheimer’s disease. AC Immune has retained certain development rights in orphan indications and co-development and co-promotion options in certain indications outside AD.

Prof. Andrea Pfeifer, CEO of AC Immune, said: “This landmark partnership with Lilly is transformational for the future of AC Immune. Lilly’s substantial experience in neurology, and particularly in Alzheimer’s disease, is a major validation of our small molecule platform for CNS therapeutics. It also demonstrates the potential of our pre-clinical assets and adds substantial value to our pipeline. We look forward to working closely with Lilly in this exciting field over the coming years.”

“Lilly is an industry leader in Alzheimer’s research, with numerous ongoing scientific programs that target suspected causes of the disease, including amyloid plaques and tau tangles,” said Mark Mintun, M.D., vice president of neurodegeneration and pain research at Lilly. “This agreement with AC Immune represents another opportunity to hopefully make progress against this devastating disease, and we look forward to together bringing tau aggregation inhibitors into clinical development.”

This transaction will be reflected in Lilly's reported results and financial guidance according to Generally Accepted Accounting Principles (GAAP). There will be no change to Lilly's 2018 non-GAAP earnings per share guidance as a result of this transaction. This transaction is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

About AC Immune’s Tau Morphomers™

Several chemical series of small molecules (MorphomersTM) have been identified which selectively and potently reduce toxic intracellular misfolded and aggregated tau. Targeting intracellular misfolded and aggregated tau is widely recognized as an important and attractive potential approach for interfering with the spread of tau pathology throughout the brain. In some proof-of-concept tauopathy models, reduction of tau pathology was also accompanied by a reduction of associated neuroinflammatory markers – another key pathologic feature of Alzheimer’s disease (AD).

About AC Immune

AC Immune is a clinical-stage Swiss-based biopharmaceutical company, listed on NASDAQ, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease (AD). The Company’s pipeline features nine therapeutic and three diagnostic product candidates – with five product candidates currently in clinical trials.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to create medicines that make life better for people around the world. We were founded more than a century ago by a man committed to creating high-quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. To learn more about Lilly, please visit us at www.lilly.com and http://newsroom.lilly.com/social-channels.

AC Immune Forward-Looking Statement

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations.

In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Lilly Forward-Looking Statement

This press release contains forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) about the benefits of the license and collaboration with AC Immune, and reflects Lilly's current beliefs. However, as with any such undertaking, there are substantial risks and uncertainties in the process of drug development and commercialization. Among other things, there can be no guarantee that Lilly will realize the expected benefits of the license and collaboration, or that the license and collaboration will yield a commercially successful product. For a further discussion of these and other risks and uncertainties that could cause actual results to differ from Lilly's expectations, please see Lilly's most recent Forms 10-K and 10-Q filed with the U.S. Securities and Exchange Commission. Lilly undertakes no duty to update forward-looking statements.

For further information, please contact:

AC Immune Corporate – Europe

David A. Lowe, PhD

Phone: +41 79 281 6494

E-mail: david.lowe@acimmune.com

AC Immune Media Relations – US

LaVoieHealthScience

Katie Gallagher

Phone: +1 617-792-3937

E-mail: kgallagher@lavoiehealthscience.com

AC Immune Investor Relations

Lisa Sher

Phone: +1 970 987 26 54

E-mail: lisa.sher@acimmune.com

Lilly Media Relations

Mark Taylor

Phone: +1 317 276 5795

E-mail: mark.taylor@lilly.com

Lilly Investor Relations

Kevin Hern

Phone: +1 317 277 1838

E-mail: hern_kevin_r@lilly.com

Source: AC Immune SA